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FEB 29 2012

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SEC FILE NUMBER
8 – 35173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACADEMY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 HAMILTON AVENUE, SUITE 1102
(No. And Street)

WHITE PLAINS,	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS CHARLES WILLIAM GREENWOOD — (914) 220-5881
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS CHARLES WILLIAM GREENWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACADEMY SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY

Title

Notary Public

Dara L. Rosenbaum
Notary Public - State of New York
No. 02RO6203333
Qualified in New York County
Commission Expires 04/06/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACADEMY SECURITIES, INC.

(F/K/A STERLING INVESTMENT SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

ACADEMY SECURITIES, INC.

(F/K/A STERLING INVESTMENT SERVICES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Academy Securities, Inc. (F/K/A Sterling
Investment Services, Inc.):

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (F/K/A Sterling Investment Services, Inc.) (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Academy Securities, Inc as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 13, 2012

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 23,163
Due from broker	97,178
Subscription receivable	54,789
Prepaid expenses	13,861
Property and equipment (net of accumulated depreciation of $ 2,648)	6,773
Other assets	1,673
TOTAL ASSETS	$ 197,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expense	$ 25,652
Accrued interest on subordinated notes	63,366
TOTAL LIABILITIES	89,018
Liabilities subordinated to the claims of general creditors	592,220
Shareholders' Equity:	
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 990,000 shares outstanding	10,082
Additional paid- in -capital	410,886
Earnings deficit	(904,769)
TOTAL SHAREHOLDERS' EQUITY	(483,801)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 197,437

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization

Academy Securities, Inc. (f/k/a Sterling Investment Services, Inc.), (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is also a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) that intends to conduct an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices and high net-worth individuals. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). Effective on April 29, 2010, the Company changed its name from Sterling Investment Services, Inc.

Cash Equivalents

Cash and cash equivalents consist of high yield money market funds held at a major financial institution.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 1 ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2010, 2009, and 2008. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

NOTE 2 NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $31,323, which exceeded the required net capital by $25,389. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 2.84 to 1.

NOTE 3 LEASE COMMITMENTS

On October 1, 2011, the Company executed a 3 year non-cancelable operating lease for office space in San Diego, CA. The lease is subject to escalations and will expire on September 30, 2014. Rent expense for this property amounted to $20,223 for the year ended December 31, 2011.

Future minimum annual lease payments, are as follows:

Year Ending December 31,	Amount
2012	$ 20,829
2013	21,486
2014	16,484
Total	$ 58,799

In addition, on November 1, 2010, the Company renewed its operating lease for its office space in White Plains, NY on a monthly basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least sixty (60) days before the date that the terminating party wishes to end the agreement. The annual lease payments are $20,016 at a monthly rate of $1,668.

For the year ended December 31, 2011, the rent expense amounted to $40,239, which is included in occupancy and equipment rental on the statement of operations.

NOTE 4 INCOME TAXES

At December 31, 2011, the Company has a net operating loss ("NOL") carryforward for Federal income tax purposes totaling approximately $822,000. These carryforwards are available to offset future taxable income and will expire during the years 2029 through 2031, if not utilized. For financial statement reporting purposes, net deferred tax assets of approximately $279,000 relate primarily to the NOL carryforwards which have been fully offset with a valuation allowance as the realization of these deferred tax assets is dependent on the company generating future taxable income. The deferred tax assets and the corresponding valuation increased by approximately $193,000 in the current year primarily due to the loss incurred during the current year.

ACADEMY SECURITIES, INC.
(F/K/A STERLING INVESTMENT SERVICES, INC.)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2011
(continued)

NOTE 5 FIXED ASSETS

Details of fixed assets at December 31, 2011, are as follows:

Computer equipment	$ 9,421
Total fixed assets, at cost	9,421
Less: accumulated depreciation	2,648
Net fixed assets	$ 6,773

NOTE 6 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under seven subordination agreements (the "Agreement") in the aggregate amount of $592,220. The Agreements, which are between the lenders and the corporation, have been approved by the Financial Industry Regulatory Authority and, as such, are available for net capital purposes. The interest is payable annually at a rate of 12.00% . The schedule of Agreements is as follows:

Effective Date	Maturity Date	Amount
8/05/2010	7/31/2015	$ 30,000
8/05/2010	8/03/2015	150,000
8/20/2010	8/18/2015	150,000
8/20/2010	8/18/2015	30,000
9/28/2011	9/19/2018	91,110
12/28/2011	12/26/2014	50,000
9/28/2011	9/21/2016	91,110
	Total	$ 592,220

NOTE 7 SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which require disclosure.